[redacted]

14049538

AB
3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Road, Suite 700
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Harris (214) 758-6203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/26

OATH OR AFFIRMATION

I, Heather Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas
County of Dallas

This instrument was acknowledged before me on 28th day of Feb. 2014 by Heather Harris

Notary Public's Signature
My Commission Expires 10/02/2015

LISA D. MANKA
Notary Public, State of Texas
My Commission Expires
October 02, 2015

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

HBK GLOBAL SECURITIES L.P.
(A Delaware Limited Partnership)

Financial Statements
For the Year Ended December 31, 2013

pwc

Independent Auditor's Report

To the Partners of HBK Global Securities L.P.:

We have audited the accompanying financial statements of HBK Global Securities L.P. (the "Partnership"), which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, of changes in partners' capital and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBK Global Securities L.P. at December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets		
Cash and cash equivalents	$	102,113
Receivables for securities borrowed		950,935
Rebate fees receivable		510
Interest and dividends receivable		61
Other assets		36
Total assets	$	1,053,655
Liabilities		
Payables for securities loaned	$	949,134
Rebate fees payable		258
Payable to affiliates		97
Interest and dividends payable		134
Other liabilities		93
Incentive compensation		340
Total liabilities		950,056
Partners' Capital		103,599
Total liabilities and partners' capital	$	1,053,655

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net revenues		
Rebate fee income	$	5,911
Rebate fee expense		(3,238)
Interest and dividends		7
Total net revenues		2,680
Operating expenses		
Employee compensation and benefits		1,018
Expense reimbursements		1,514
Legal and professional services		213
Clearing fees		176
Data services and systems		216
Other expenses		50
Total expenses		3,187
Net decrease in partners' capital resulting from operations	$	(507)

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 11	$ 104,095	$ 104,106
Capital contributions / (withdrawals)	-	-	-
Net decrease in partners' capital resulting from operations	-	(507)	(507)
Total decrease in partners' capital	-	(507)	(507)
Partners' capital at end of year	$ 11	$ 103,588	$ 103,599

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows From Operating Activities		
Net decrease in partners' capital resulting from operations	$	(507)
Adjustments to reconcile net decrease in partners' capital resulting from operations to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivables for securities borrowed		(158,646)
Rebate fees receivable		(116)
Interest and dividends receivable		324
Other assets		(4)
Increase (decrease) in operating liabilities:		
Payables for securities loaned		155,529
Rebate fees payable		11
Payable to affiliates		(29)
Interest and dividends payable		132
Other liabilities		(397)
Incentive compensation		19
Net cash used in operating activities		(3,684)
Cash Flows From Financing Activities		
Capital contributions / (withdrawals)		-
Net cash provided by / (used in) financing activities		-
Net decrease in cash		(3,684)
Cash at beginning of the year		105,797
Cash at end of the year	$	102,113
Supplemental Disclosure of Cash Flow Information		
Cash paid for rebate fees during the year	$	3,227

The accompanying notes are an integral part of these financial statements.

(EXPRESSED IN 000's OF U.S. DOLLARS)

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities GP Inc., its general partner (the "General Partner"), and HBK Securities LP Inc., its limited partner (together with the General Partner, the "Partners"), each of which is a wholly owned subsidiary of HBK Master Fund L.P. (the "Master Fund"). Global's primary business is to borrow and lend securities for its own account. Its counterparties in these transactions include both the Master Fund and unaffiliated institutions such as banks, insurance companies, pension plans, investment companies, and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although Global considers estimates to be reliable based on information available at the balance sheet date, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents is defined as cash on deposit at financial institutions and investments in money market funds.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at December 31, 2013. At December 31, 2013, Global held foreign currency balances valued at $145 with an associated cost of $149. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

Income and Expense Recognition

Rebate fee income (expense) and interest income (expense) are accrued as earned.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. Global files an informational tax return in the U.S. federal jurisdiction and is therefore subject to examination under statute of limitations for the period ended December 31, 2010, and forward for which tax adjustments may be necessary and retroactive to all open tax years.

Global is subject to the authoritative guidance with respect to accounting for uncertain tax positions. The General Partner has analyzed Global's tax positions for all open tax years and has concluded there are no uncertain tax

(EXPRESSED IN 000's OF U.S. DOLLARS)

positions that require financial statement recognition or disclosure as of December 31, 2013. Global would recognize interest and, if applicable, penalties for any uncertain tax positions. Interest and penalty expense would be recorded as a component of *Other expenses* on the Statement of Operations. There were no such interest and penalties related to uncertain tax positions recognized in 2013.

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account. Generally, using an approach commonly referred to as "matched-book," Global will borrow securities from one institution, such as a bank, insurance company, pension plan, investment company, or broker-dealer, and simultaneously, or soon thereafter, re-loan the same securities to another institution. Securities-borrowed transactions require Global to deposit with the lender cash or other collateral with a value generally ranging from 102% to 105% of the value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash or other collateral with a value generally ranging from 102% to 105% of the market value of securities loaned. Global monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2013, the value of the underlying securities borrowed and loaned was $926,980 and $924,902, respectively.

Securities-lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* at the amount of cash collateral advanced or received. Although securities borrowing and lending activities are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

The below table presents the gross securities-lending transactions included on the Statement of Financial Condition. This table also presents amounts not offset in the Statement of Financial Condition including the related amount of netting with the same counterparty allowed under master securities lending agreements and the fair value of financial instruments received or posted as collateral.

	As of December 2013	
	Assets	**Liabilities**
Gross carrying value [(a)]	$ 950,935	949,134
Counterparty netting	(203,882)	(203,882)
Net carrying value	747,053	745,252
Financial Instruments	(729,099)	(727,120)
Net amount [(b)]	$ 17,954	18,132

(a) As presented in the Statement of Financial Condition.
(b) For some counterparties, the financial instrument collateral will exceed the net carrying value. Where this is the case, the total collateral reported is limited to the balance of the net carrying value with that counterparty. As a result, the net amount may not represent counterparty exposure.

4. Incentive Compensation

Global has an incentive bonus plan for employees whereby a bonus may be awarded at Global's discretion. Awards under this plan are earned by the grantee as of the award date and are included within *Employee compensation and benefits* on the Statement of Operations in the year awarded. The awards generally have delayed settlement whereby they settle over four years from the grant date. Outstanding bonus awards increase or decrease at an index

(EXPRESSED IN 000's OF U.S. DOLLARS)

rate that is based upon the rate of return earned by certain funds managed by HBK Investments L.P. (the "Manager"). The Manager has the ability to designate applicable funds on a monthly basis. The return is included in *Employee compensation and benefits*. A grantee is no longer entitled to the unsettled award following termination of employment, except in the case of death, disability, or retirement, although a grantee may receive payment at Global's discretion.

The amounts below represent the estimated incentive compensation liabilities for each upcoming year.

2014	$ 135
2015	106
2016	66
2017	33
	$ 340

5. Regulatory Capital Requirements

As a registered broker-dealer, Global is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2013, Global had net capital of $100,809, which is $100,559 in excess of its minimum net capital requirement of $250 on that date.

6. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's principal activities are with banks, insurance companies, pension plans, investment companies, private funds (including Master Fund), broker-dealers, and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities-borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities-loaned transactions. If the value of the loaned securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral) Global will incur a loss.

From time to time, Global may have concentrations with counterparties. As of December 31, 2013, exclusive of transactions with the Master Fund discussed in Note 8, Global had three counterparties that held collateral in excess of 10% of *Receivables for securities borrowed*, for a total of $375,381. Global had one counterparty that posted collateral in excess of 10% of *Payable for securities loaned*, for a total of $351,289.

(EXPRESSED IN 000's OF U.S. DOLLARS)

7. Commitments and Contingencies

In the normal course of business, Global may enter into contracts that provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global but have not yet occurred. However, Global expects the risk of material loss to be remote.

8. Related-Party Transactions

In the normal course of business, Global may enter into securities borrowed and loaned transactions with the Master Fund. At December 31, 2013, Global had posted collateral in the amount of $47,476 under securities borrowed transactions and held collateral in the amount of $370,704 under securities loaned transactions. In addition, Global recorded net rebate fee income in relation to transactions with the Master Fund of $1,041. Net rebate fees receivable from Master Fund at December 31, 2013, were $96.

The Manager provides certain facilities, resources, and services to Global. In connection with such facilities, resources, and services, Global has a reimbursement agreement whereby Global reimburses the Manager for such expenses related to the portfolio finance services provided by Global and its personnel. Expenses covered under this agreement, including compensation and other expenses related to employees that work primarily in providing such services, are payable to the Manager on a monthly basis and are classified as *Expense reimbursements* on the Statement of Operations.

9. Subsequent Events

The General Partner has performed an evaluation of subsequent events through February 28, 2014, and has determined that there are no other material subsequent events that would require disclosure in Global's financial statements.

SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net capital		
Total partners' capital		$ 103,599
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		103,599
Add:		
Subordinated liabilities allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		103,599
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivable	$ 675	
Dividends and interest receivable	104	
Other assets	36	
Total nonallowable assets	815	
Other deductions and/or charges	100	915
Net capital before haircuts on securities positions (tentative net capital)		102,684
Haircuts on securities		1,875
Net capital		$ 100,809
Computation of alternative net capital requirement		
2 percent of aggregate debit items (or $250, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation		$ 250
Excess net capital		$ 100,559
Net capital in excess of:		
4 percent of aggregate debit items		$ 100,783
5 percent of aggregate debit items		$ 100,776

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2013 (as amended on February 28, 2014); therefore, no reconciliation is necessary.

SCHEDULE II

HBK GLOBAL SECURITIES L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013
(EXPRESSED IN 000's OF U.S. DOLLARS)

Credit balances		
Customers' securities failed to receive		675
Market value of credits (not to be offset by debits) in all suspense accounts over seven calendar days		134
Total credits	$	809
Debit balances		
Failed to deliver of customers' securities not older than 30 calendar days		675
Aggregate debit items		675
Less 3 percent		(20)
Total debits	$	655
Reserve computation		
Excess of total credits over total debits	$	154

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2013 (as amended on February 28, 2014); therefore, no reconciliation is necessary.

SCHEDULE III

HBK GLOBAL SECURITIES L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013
(EXPRESSED IN 000's OF U.S. DOLLARS)

---

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):

	$ -
A. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

	$ -
A. Number of items	-

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Partners of
HBK Global Securities L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of HBK Global Securities L.P. (the "Partnership") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements (including supplemental schedules) will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Partnership as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 28, 2014.

Related party receivables were included as allowable assets in the net capital computation pursuant to Rule 15c3-1. Additionally, aged dividend payables and a credit and a debit relating to failed trades were excluded from the reserve requirement calculation pursuant to Rule 15c3-3, resulting in a hindsight deficiency being reported to the SEC and FINRA by the Partnership.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

pwc

Report of Independent Accountants

To HBK Global Securities L.P.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of HBK Global Securities L.P. for the year ended December 31, 2013, which were agreed to by HBK Global Securities L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating HBK Global Securities L.P.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for HBK Global Securities L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Check payment number 1178 in the amount of $2,647 compared to the August 2013 bank statement obtained from Katie Miller, HBK Fund Accountant, noting no differences; (payment on page 1); and check payment number 1211 dated February 20, 2014 in the amount of $4,054 compared to the February 20, 2014 voucher register, check number 1211 dated February 20, 2014 obtained from Katie Miller, HBK Fund Accountant, noting no differences (payment on page 1, item 2F).
2. Compared the Total Revenue amount reported on page 7, line 12 of Form X-17A-5 for the quarterly periods ended March 31 2013, June 30, 2013, September 30, 2013, and December 31, 2013 to the Total Revenue amount of $5,918,064, reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 9(i), *total interest and dividend expense*, of $3,237,758, to the sum of Focus reports, Part II, Line 22, Code 4075, for the quarterly periods ended March 31, 2013, June 30, 2013, September 30, 2013, and December 31, 2013, provided by Katie Miller, HBK Fund Accountant, HBK Global Securities L.P., noting no differences.
    b. Compared deductions on line 9(ii), *40% of margin interest earned on customers securities accounts*, of $148 to the sum of Focus Reports, Part II, Line 5, Code 3960 for the quarterly periods ended March 31, 2013, June 30, 2013, September 30, 2013, and December 31, 2013, multiplied by 40 percent, provided by Katie Miller, HBK Fund Accountant, HBK Global Securities L.P., noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

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a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e,of $2,680,306 and $6,701 respectively of the Form SIPC-7,noting no differences.
b. Recalculated the mathematical accuracy of the deduction on line 9(i), *total interest and dividend expense,* of $3,237,758, by summing Focus reports, Part II, Line 22, Code 4075, for the quarterly periods ended March 31, 2013, June 30, 2013, September 30, 2013, and December 31, 2013, noting no differences.
c. Recalculated the mathematical accuracy of the deduction on line 9(ii), *40% of margin interest earned on customers securities accounts*, of $148, by summing Focus reports, Part II, Line 5. Code 3960, for the quarterly periods ended March 31, 2013, June 30, 2013, September 30, 2013, and December 31, 2013, and then multiplying the total sum by 40 percent, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of HBK Global Securities L.P., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065316 FINRA DEC
HBK GLOBAL SECURITIES LP 16*16
2101 CEDAR SPRINGS RD STE 700
DALLAS TX 75201-1504

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Katie Miller 214-758-6317

2. A. General Assessment (item 2e from page 2) $ 6,701

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,647)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,054

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,054

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,054

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HBK Global Securities L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 13 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,918,064
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,237,758	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 148	
Enter the greater of line (i) or (ii)	3,237,758
Total deductions	3,237,758
2d. SIPC Net Operating Revenues	$ 2,680,306
2e. General Assessment @ .0025	$ 6,701
	(to page 1, line 2.A.)